Exhibit A-6

(Unaudited)

Nicor Gas

Consolidating Statement of Retained Earnings

For The Year Ended December 31, 2004

(Millions)

	Nicor Gas	Ni-Gas Exploration Inc.	Adjustments and Eliminations	Consolidated
Balance at beginning of year	$442.3	$44.4	$(44.4)	$442.3
Net income (loss)	62.1	0.5	(0.5)	62.1
Dividends on common stock	(49.0)	—	—	(49.0)
Dividends on preferred stock	(0.1)	—	—	(0.1)

Balance at end of year	$455.3	$44.9	$(44.9)	$455.3